SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 8, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated July 8, 2004 re France Telecom/Orange announces the sale of Orange Denmark

www.francetelecom.com

Press release

Paris, July 8, 2004

France Telecom/Orange announces the sale of Orange Denmark for EUR 600 million

France Telecom/Orange announced today that it has reached an agreement with TeliaSonera, one of the leading Scandinavian mobile operators for the sale of Orange Denmark, a 100% subsidiary of Orange S.A., for an Enterprise Value of EUR 600 million. The proceeds will be payable in cash upon closing of the transaction.

The closing of the transaction is expected to take place as soon as all necessary authorizations are obtained, in particular legal and governmental authorizations. The closing is expected to occur before the end of October 2004.

This transaction has been approved by the Orange Board of Directors and the Strategic Committee of the France Telecom Board of Directors issued a favourable opinion regarding this transaction. This transaction will be submitted for approval by the next France Telecom Board of Directors.

Press Contacts:

Nilou du Castel/Caroline Chaize

Phone: +33 (0)1 44 44 93 93

France Telecom	6 Place d’Alleray	Phone : +33 1 44 44 93 93
Corporate Communication	75505 Paris cedex 15	Fax : +33 1 44 44 80 34
France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 8, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information